777 South Flagler Dr
Suite 1700 West Tower
West Palm Beach, FL 33401
www.foxrothschild.com

Laura M. Holm
Direct No.: 561.804.4408
Email: LHolm@FoxRothschild.com

October 28, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549
Attention: Alexandra Barone or Matthew Darby

Re:     Remark Holdings Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed October 15, 2024
File No. 024-12515
__________________________

Dear Sir or Madam:

On behalf of our client, Remark Holdings, Inc (the “Company” or “Remark”) we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated October 23, 2024 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Offering Statement on Form 1-A (the “Offering Circular”). We are concurrently filing via EDGAR Amendment No. 2 to the Offering Circular.

Set forth below in bold face type are the comments from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.We note your disclosure that you will file a Certificate of Designations immediately prior to the first closing of this Offering, a copy of which will be attached as Exhibit A. Please revise your disclosure to clarify when the initial closing of this Offering will occur and when you are intending to file a Certificate of Designations. Please note that Rule 251(d)(3)(i)(F) is

United States Securities and Exchange Commission
October 28, 2024

limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period and does not permit delayed offerings.

Response: Under the subheading Preferred Stock in the Description of Securities section, we have revised our disclosure to indicate that we have filed the certificate of designations for the Series B 15% Cumulative Redeemable Perpetual Preferred Stock on October 25, 2024. As described in the Offering Circular, the Company will commence sales within two calendar days after the qualification of the Offering.

* * *

Remark acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. Remark acknowledges that the Staff’s comments or changes to disclosure do not foreclose the SEC from taking any action with respect to the filings. Remark acknowledges that it may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 804-4408.

                            Sincerely,

/s/ Laura Holm

Laura Holm